SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                 OLD MUTUAL ABSOLUTE RETURN MASTER FUND, L.L.C.
                                (Name of Issuer)

                 OLD MUTUAL ABSOLUTE RETURN MASTER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                                  Ross Weissman
                             Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                               Rye Brook, NY 10573
                                 (888) 266-2200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)


                                 With a copy to:
                               George Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131

                                 March 31, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
Transaction Valuation:  $3,000,000.00    (a) Amount of Filing Fee:  $117.90 (b)
--------------------------------------------------------------------------------

(a)      Calculated as the aggregate maximum purchase price for Interests.

(b)      Calculated at $39.30 per $1,000,000 of Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $39.30
         Form or Registration No.: Schedule TO, Registration No. 005-83155 Filing Party: Old Mutual Absolute Return Master Fund, L.L.C.
         Date Filed: March 31, 2008, as amended April 14, 2008

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 31, 2008 by Old Mutual Absolute Return Master Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $1,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

         This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

         The Offer amount is being increased to an aggregate of $3,000,000 of Interests, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

         The information contained in the Supplement to Notice of Offer to Purchase dated April 14, 2008, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.



                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          OLD MUTUAL ABSOLUTE RETURN
                                          MASTER FUND, L.L.C.

                                            By: /s/ Ross Weissman
                                               --------------------------------
                                               Name:   Ross Weissman
                                               Chief Financial Officer

April 14, 2008







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


                                                                      Appendix A

                 OLD MUTUAL ABSOLUTE RETURN MASTER FUND, L.L.C.
                          800 WESTCHESTER AVENUE, S-618
                            RYE BROOK, NEW YORK 10573

                    SUPPLEMENT TO NOTICE OF OFFER TO PURCHASE
                             DATED APRIL 14, 2008

To the Members of Old Mutual Absolute Return Master Fund, L.L.C.:

     As previously disclosed in Item 4 of the Offer to Purchase dated March 31, 2008, if more than $1 million of interests (the "Interests") of Old Mutual Absolute Return Master Fund, L.L.C. (the "Fund") are expected to be duly tendered to the Fund prior to 12:00 midnight on April 25, 2008 and not withdrawn pursuant to the terms of the Offer to Purchase and related Letter of Transmittal (the "Offer"), the Fund may, in its sole discretion take one or more actions, including increasing the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate any excess Interests tendered. Because the Fund has been informed that Old Mutual (US) Holdings Inc. ("OMUSH"), the parent company of Larch Lane Advisors LLC, the Fund's investment adviser, plans on tendering all of its Interest pursuant to the terms of the Offer, the Fund has decided to increase the amount of Interests the Fund is offering to purchase from $1 million to an aggregate of $3 million. All of the other terms of the original Offer remain unchanged.

     OMUSH has also informed the Fund that the proceeds from the tender of its Interest will be invested simultaneously into Old Mutual Absolute Return Fund, L.L.C. As a result, the Fund's net asset value is not expected to change. Except for the foregoing, to the Fund's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.


Sincerely,

Old Mutual Absolute Return Master Fund, L.L.C.







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